SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2014
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Vice President and
Chief Financial Officer

Date: July 31, 2014

List of materials

Documents attached hereto:

i) Press release announcing INCJ, JDI, Sony and Panasonic establish JOLED Inc., a new integrated company in organic light-emitting diode display panels

News Release

Innovation Network Corporation of Japan
                                                                      Japan Display Inc.
Sony Corporation
　　　　　　　　　　　　　　　　　　　　　　　　　　　　Panasonic Corporation

INCJ, JDI, Sony and Panasonic announce the establishment of JOLED Inc.
A new integrated company in organic light-emitting diode display panels

Tokyo, July 31, 2014—Innovation Network Corporation of Japan (“INCJ”), Japan Display Inc. (“JDI”), Sony Corporation (“Sony”), and Panasonic Corporation (“Panasonic”) announced today that they have executed a definitive agreement to establish a new company, JOLED Inc. (“JOLED”), to integrate Sony and Panasonic’s R&D functions for organic light-emitting diode (“OLED”) display panels. Through this collaboration, the companies aim to accelerate the development and early commercialization of OLED display panels. JOLED is scheduled to be launched in January 2015, subject to receipt of any necessary approvals.

INCJ and JDI will respectively hold 75% and 15% of the voting rights in JOLED, and Sony and Panasonic will each hold 5%. In addition, INCJ and JDI plan to make additional investments to fund a pilot manufacturing plant when the technology is ready for commercialization.

OLED displays offer great promise as the next-generation display technology due to their light-emitting properties, which enable displays to be lighter and thinner. JOLED will bring together world-leading OLED display technologies from Sony and Panasonic, including use of printing technology for OLED production, transparent amorphous oxide semiconductors, and flexible display technology. In addition, JOLED plans to take advantage of JDI’s wide-ranging portfolio of display technologies. JOLED’s aim is to become the leader in the global OLED display market.

JOLED plans to focus primarily on development of medium-size OLED displays for use in tablets, mobile PCs, and signage, where the unique features of OLED, including lightness/thinness and flexibility, can be leveraged. JOLED will aim to bring innovative products by leveraging flexible display technologies, aiming for improved moldability and durability as well as further reduction in weight.

JOLED plans to bring new management on board, and INCJ is currently leading the selection process. Both INCJ and JDI will appoint non-executive directors and plan to establish governance framework appropriate to build a strong management foundation.

About Innovation Network Corporation of Japan (INCJ)
INCJ was established in July 2009 as a public-private partnership that provides financial, technological and management support for next-generation businesses. INCJ specifically supports those projects that combine technologies and varied expertise across industries and materialize open innovation. INCJ has the capacity to invest up to ¥2 trillion (approx US$20 billion).
To date, INCJ has invested approximately ¥750 billion in a total of 71 projects and is currently focused on a broad range of areas from green energy, electronics, IT and biotechnology to infrastructure-related sectors such as water supply.

INCJ maintains a hands-on approach to investment, engaging in the business development of cutting-edge core technologies through intellectual property funds, expansion of venture companies and aggressive overseas development through initiatives such as restructuring and mergers of tech businesses and acquisitions of foreign companies.

About Japan Display Inc.
Business start:	April 1, 2012
Headquarters:	7-1 Nishi-shinbashi 3-chome, Minato-ku, Tokyo
Consolidated net sales:	¥614.6 billion (fiscal year ended March 2014)
Stated capital:	¥96.8 billion (as of March 31, 2014)
President and CEO:	President and Chief Executive Officer, Shuichi Otsuka
Employees:	16,046 (consolidated) (as of March 31, 2014)
Business outline:	A leading manufacturer of small- and medium-sized display devices and related products

About Sony Corporation
Established:	May 7, 1946
Headquarters:	7-1 Konan 1-chome, Minato-ku, Tokyo
Consolidated net sales:	¥7,767.3 billion (fiscal year ended March 2014)
Stated capital:	¥646.7 billion (as of March 31, 2014)
President and CEO:	Director, President and CEO, Representative Corporate Executive Officer, Kazuo Hirai
Employees:	140,900 (consolidated) (as of March 31, 2014)
Business outline:	Sony Corporation is a leading manufacturer of audio, video, game, communications, key device and information technology products for the consumer and professional markets.
With its music, pictures, computer entertainment and online businesses, Sony is uniquely positioned to be the leading electronics and entertainment company in the world.

About Panasonic Corporation
Established:	December 15, 1935
Headquarters:	1006, Oaza Kadoma, Kadoma-shi, Osaka
Consolidated net sales:	¥7,736.5 billion (fiscal year ended March 2014)
Stated capital:	¥258.7 billion (as of March 31, 2014)
President:	President, Kazuhiro Tsuga
Employees:	271,789 (consolidated) (as of March 31, 2014)
Business outline:
Panasonic Corporation is a worldwide leader in the development and engineering of electronic technologies and solutions for customers in residential, non-residential, mobility and personal applications.